FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of July 30, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓  Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2025 Second Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2025 Second Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow, Net cash / debt and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, July 30, 2025. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the quarter ended June 30, 2025 in comparison with its results for the quarter ended June 30, 2024.

Summary of 2025 Second Quarter Results

(Comparison with first quarter of 2025 and second quarter of 2024)

	2Q 2025	1Q 2025		2Q 2024
Net sales ($ million)	3,086	2,922	6%	3,322	(7%)
Operating income ($ million)	583	550	6%	512	14%
Net income ($ million)	542	518	5%	348	56%
Shareholders’ net income ($ million)	531	507	5%	335	59%
Earnings per ADS ($)	0.99	0.94	5%	0.59	68%
Earnings per share ($)	0.50	0.47	5%	0.29	68%
EBITDA* ($ million)	733	696	5%	650	13%
EBITDA margin (% of net sales)	23.7%	23.8%		19.6%

* EBITDA in 2Q 2024 includes a $171 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas. If this charge was not included EBITDA would have amounted to $821 million, or 24.7% of sales.

In the second quarter, our sales rose 6% sequentially reflecting an increase in North American OCTG prices and stable volumes. EBITDA and net income also rose. Margins remained in line with those of the previous quarter as cost of sales rose 5%, principally reflecting product mix differences and higher tariff payments.

Our free cash flow for the quarter amounted to $538 million and, after spending $600 million on dividends and $237 million on share buybacks, our net cash position amounted to $3.7 billion at June 30, 2025.

Market Background and Outlook

Oil prices have softened as OPEC+ accelerates the unwinding of its 2.2 Mb/d voluntary production cuts and demand growth is subdued amidst a high level of economic and geopolitical uncertainty. Drilling activity, however, has remained relatively resilient, although there has been some reduction in oil drilling in the United States, Canada and Saudi Arabia. Mexico, with the recent financing of Pemex, may start to recover some activity after its extended decline.

Following the recent increase in tariffs on imports of steel products from 25% to 50%, we expect U.S. OCTG imports to reduce from the high levels of the first half and U.S. OCTG prices to increase over time.

For the second half, as anticipated in our last conference call, our sales will show a moderate decline compared to the first half reflecting lower drilling activity and a lower contribution from line pipe projects. Our margins will also be affected by the recent increase in tariff costs.

Analysis of 2025 Second Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	2Q 2025	1Q 2025		2Q 2024
Seamless	803	775	4%	805	0%
Welded	179	212	(16%)	228	(21%)
Total	982	987	(1%)	1,033	(5%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	2Q 2025	1Q 2025			2Q 2024
(Net sales - $ million)
North America	1,403	1,244	13%	1,439	(2%)
South America	531	552	(4%)	599	(11%)
Europe	215	208	3%	269	(20%)
Asia Pacific, Middle East and Africa	771	761	1%	823	(6%)
Total net sales ($ million)	2,920	2,765	6%	3,130	(7%)
Services performed on third party tubes ($ million)	110	101	8%	102	7%
Operating income ($ million)	554	514	8%	459	21%
Operating margin (% of sales)	19.0%	18.6%		14.7%

Net sales of tubular products and services increased 6% sequentially and decreased 7% year on year. Sequentially, a 1% decline in volumes sold was offset by a 6% increase in average selling prices. In North America sales increased due to higher OCTG prices in the region and higher shipments to the US offshore. In South America sales decreased following a reduction in shipments to the Raia offshore project in Brazil compensated by the start of shipments for the Vaca Muerta Sur pipeline in Argentina and higher coating services in the Caribbean. In Europe sales were stable sequentially however year on year we had lower sales of offshore line pipe. In Asia Pacific, Middle East and Africa sales were stable as we had lower sales in Saudi Arabia, compensated by higher sales of offshore line pipe and coating services in sub-Saharan Africa and for a gas processing plant in Algeria.

Operating results from tubular products and services amounted to a gain of $554 million in the second quarter of 2025 compared to a gain of $514 million in the previous quarter and a gain of $459 million in the second quarter of 2024. Despite the increase in average selling prices margins remained in line with those of the previous quarter as cost of sales rose 5%, principally reflecting product mix differences and higher tariff payments.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	2Q 2025	1Q 2025		2Q 2024
Net sales ($ million)	166	157	6%	192	(14%)
Operating income ($ million)	29	36	(21%)	52	(45%)
Operating margin (% of sales)	17.3%	23.1%		27.3%

Net sales of other products and services increased 6% sequentially and decreased 14% year on year. Sequentially, sales increased mainly due to higher sales of oilfield services in Argentina, excess raw materials and energy sold to third parties which had a lower margin.

Selling, general and administrative expenses, or SG&A, amounted to $484 million, or 15.7% of net sales, in the second quarter of 2025, compared to $457 million, 15.6% in the previous quarter and $497 million, 15.0% in the second quarter of 2024. Sequentially, the increase in SG&A is mainly due to higher services and fees, taxes, and other expenses.

Other operating results amounted to a loss of $6 million in the second quarter of 2025, compared to a gain of $6 million in the previous quarter and a $170 million loss in the second quarter of 2024. In the second quarter of 2024 we recorded a $171 million loss from provision for ongoing litigation related to the acquisition of a participation in Usiminas.

Financial results amounted to a gain of $32 million in the second quarter of 2025, compared to a gain of $35 million in the previous quarter and a gain of $57 million in the second quarter of 2024. Financial result of the quarter is mainly attributable to a $54 million net finance income from the net return of our portfolio investments partially offset by foreign exchange and derivatives results.

Equity in earnings (losses) of non-consolidated companies generated a gain of $33 million in the second quarter of 2025, compared to a gain of $14 million in the previous quarter and a loss of $83 million in the second quarter of 2024. These results are mainly derived from our participation in Ternium (NYSE:TX) and in the second quarter of 2024 were negatively affected by an $83 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas on our Ternium investment.

Income tax charge amounted to $105 million in the second quarter of 2025, compared to $81 million in the previous quarter and $138 million in the second quarter of 2024. Sequentially, the higher income tax charge reflects better results at several subsidiaries.

Cash Flow and Liquidity of 2025 Second Quarter

Net cash generated by operating activities during the second quarter of 2025 was $673 million, compared to $821 million in the previous quarter and $0.9 billion in the second quarter of 2024. During the second quarter of 2025 cash generated by operating activities includes a net working capital reduction of $26 million.

With capital expenditures of $135 million, our free cash flow amounted to $538 million during the quarter. Following a dividend payment of $600 million and share buybacks of $237 million in the quarter, our net cash position amounted to $3.7 billion at June 30, 2025.

Analysis of 2025 First Half Results

	6M 2025	6M 2024	Increase/(Decrease)
Net sales ($ million)	6,008	6,763	(11%)
Operating income ($ million)	1,133	1,323	(14%)
Net income ($ million)	1,060	1,098	(4%)
Shareholders’ net income ($ million)	1,038	1,072	(3%)
Earnings per ADS ($)	1.94	1.87	4%
Earnings per share ($)	0.97	0.93	4%
EBITDA* ($ million)	1,429	1,637	(13%)
EBITDA margin (% of net sales)	23.8%	24.2%

* EBITDA in 6M 2024 includes a $171 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas. If this charge was not included EBITDA would have amounted to $1,808 million, or 26.7% of sales.

Our sales in the first half of 2025 decreased 11% compared to the first half of 2024 as volumes of tubular products shipped decreased 5% and tubes average selling prices decreased 7% due to price declines in North America. Following the decrease in sales, EBITDA margin declined from 26.7%, excluding a $171 million provision, to 23.8% and EBITDA declined 21%. While net income declined 4% year on year, earnings per share increased 4% following the reduction of outstanding shares due to the share buyback.

Cash flow provided by operating activities amounted to $1.5 billion during the first half of 2025, including a reduction in working capital of $250 million. After capital expenditures of $309 million, our free cash flow amounted to $1.2 billion. Following a dividend payment of $600 million and share buybacks for $474 million in the semester, our net cash position amounted to $3.7 billion at the end of June 2025.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	6M 2025		6M 2024		Increase/(Decrease)
Tubes	5,686	95%	6,421	95%	(11%)
Others	322	5%	342	5%	(6%)
Total	6,008		6,763		(11%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	6M 2025	6M 2024	Increase/(Decrease)
Seamless	1,578	1,582	0%
Welded	390	496	(21%)
Total	1,969	2,078	(5%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	6M 2025	6M 2024	Increase/(Decrease)
(Net sales - $ million)
North America	2,647	3,028	(13%)
South America	1,083	1,216	(11%)
Europe	423	522	(19%)
Asia Pacific, Middle East and Africa	1,532	1,656	(7%)
Total net sales ($ million)	5,686	6,421	(11%)
Services performed on third parties tubes ($ million)	211	294	(28%)
Operating income ($ million)	1,068	1,245	(14%)
Operating margin (% of sales)	18.8%	19.4%

Net sales of tubular products and services decreased 11% to $5,686 million in the first half of 2025, compared to $6,421 million in the first half of 2024 due to a 5% decrease in volumes and a 7% decrease in average selling prices due to price declines in North America. Average drilling activity in the first half of 2025 decreased 4% in the United States and Canada and 7% internationally compared to the first half of 2024.

Operating results from tubular products and services amounted to a gain of $1,068 million in the first half of 2025 compared to a gain of $1,245 million in the first half of 2024. In first six months of 2024 our Tubes operating income included a $171 million charge for litigations related to the acquisition of a participation in Usiminas and a $39 million gain from the positive resolution of legal claims in Mexico and Brazil. The decline in operating results is mainly due to the decline in average selling prices and the corresponding impact on margins.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	6M 2025	6M 2024	Increase/(Decrease)
Net sales ($ million)	322	342	(6%)
Operating income ($ million)	65	78	(17%)
Operating margin (% of sales)	20.2%	23.0%

Net sales of other products and services decreased 6% to $322 million in the first half of 2025, compared to $342 million in the first half of 2024. The decline in sales is related to lower sales of sucker rods, coiled tubing and excess raw materials, partially offset by an increase in the sale of oilfield services in Argentina.

Operating results from other products and services amounted to a gain of $65 million in the first half of 2025, compared to a gain of $78 million in the first half of 2024. Results were mainly derived from our oilfield services business in Argentina and from the sale of sucker rods.

Selling, general and administrative expenses, or SG&A, declined from $1,005 million in the first half of 2024 to $941 million in the first half of 2025, however they increased from 14.9% to 15.7% of sales. The decline in SG&A expenses is mainly due to lower taxes, labor costs and depreciation and amortization.

Other operating results amounted to a loss of $50 thousand in the first half of 2025, compared to a loss of $157 million in the first half of 2024. In the first six months of 2024 we recorded a $171 million loss from provision for ongoing litigation related to the acquisition of a participation in Usiminas.

Financial results amounted to a gain of $67 million in the first half of 2025, compared to a gain of $32 million in the first half of 2024. While net finance income increased in the first six months of 2025 due to a stronger net financial position, foreign exchange results were negative, compared to the positive impact recorded in the same period of 2024. In the first half of 2024 other financial results were negatively affected by a cumulative loss of the U.S. dollar denominated Argentine bond previously recognized in other comprehensive income.

Equity in earnings (losses) of non-consolidated companies generated a gain of $47 million in the first half of 2025, compared to a loss of $34 million in the first half of 2024. These results were mainly derived from our equity investment in Ternium (NYSE:TX) and in the first six months of 2024 were negatively affected by an $83 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas on our Ternium investment.

Income tax amounted to a charge of $187 million in the first half of 2025, compared to $223 million in the first half of 2024. The lower income tax charge reflects the reduction in results at several subsidiaries.

Cash Flow and Liquidity of 2025 First Half

Net cash provided by operating activities during the first half of 2025 amounted to $1.5 billion (including a reduction in working capital of $250 million), compared to cash provided by operations of $1.8 billion (net of a reduction in working capital of $276 million) in the first half of 2024.

Capital expenditures amounted to $309 million in the first half of 2025, compared to $333 million in the first half of 2024. Free cash flow amounted to $1.2 billion in the first half of 2025, compared to $1.5 billion in the first half of 2024.

Following a dividend payment of $600 million in May 2025 and share buybacks of $474 million during the first half of 2025, our net cash position amounted to $3.7 billion at the end of June 2025.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on July 31, 2025, at 08:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/dy4pxaxk

If you wish to participate in the Q&A session please register at the following link:

https://register-conf.media-server.com/register/BI13b7d2b9dcce43d79257fc8cfbdde30c

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at: ir.tenaris.com/events-and-presentations

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Net sales	3,085,672	3,321,677	6,007,884	6,763,221
Cost of sales	(2,013,639)	(2,143,614)	(3,934,494)	(4,277,666)
Gross profit	1,072,033	1,178,063	2,073,390	2,485,555
Selling, general and administrative expenses	(483,633)	(496,688)	(940,698)	(1,004,820)
Other operating income	4,317	9,461	16,105	25,485
Other operating expenses	(9,983)	(179,127)	(16,150)	(182,847)
Operating income	582,734	511,709	1,132,647	1,323,373
Finance Income	63,669	68,884	142,113	125,173
Finance Cost	(9,712)	(15,722)	(21,457)	(36,305)
Other financial results, net	(22,294)	4,021	(53,735)	(56,447)
Income before equity in earnings of non-consolidated companies and income tax	614,397	568,892	1,199,568	1,355,794
Equity in earnings (losses) of non-consolidated companies	32,651	(82,519)	46,686	(34,340)
Income before income tax	647,048	486,373	1,246,254	1,321,454
Income tax	(105,342)	(138,147)	(186,684)	(223,003)
Income for the period	541,706	348,226	1,059,570	1,098,451

Attributable to:
Shareholders' equity	531,323	335,186	1,038,254	1,072,166
Non-controlling interests	10,383	13,040	21,316	26,285
	541,706	348,226	1,059,570	1,098,451

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At June 30, 2025		At December 31, 2024
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	6,168,254		6,121,471
Intangible assets, net	1,362,262		1,357,749
Right-of-use assets, net	147,197		148,868
Investments in non-consolidated companies	1,575,101		1,543,657
Other investments	1,009,677		1,005,300
Deferred tax assets	835,954		831,298
Receivables, net	152,215	11,250,660	205,602	11,213,945
Current assets
Inventories, net	3,486,537		3,709,942
Receivables and prepayments, net	244,958		179,614
Current tax assets	415,626		332,621
Contract assets	60,182		50,757
Trade receivables, net	1,892,116		1,907,507
Derivative financial instruments	2,676		7,484
Other investments	2,482,514		2,372,999
Cash and cash equivalents	572,289	9,156,898	675,256	9,236,180
Total assets		20,407,558		20,450,125
EQUITY
Shareholders' equity		16,583,542		16,593,257
Non-controlling interests		211,117		220,578
Total equity		16,794,659		16,813,835
LIABILITIES
Non-current liabilities
Borrowings	4,361		11,399
Lease liabilities	94,170		100,436
Derivative financial instruments	1,552		—
Deferred tax liabilities	472,640		503,941
Other liabilities	296,990		301,751
Provisions	61,746	931,459	82,106	999,633
Current liabilities
Borrowings	319,919		425,999
Lease liabilities	53,917		44,490
Derivative financial instruments	9,254		8,300
Current tax liabilities	298,803		366,292
Other liabilities	792,982		585,775
Provisions	156,387		119,344
Customer advances	139,751		206,196
Trade payables	910,427	2,681,440	880,261	2,636,657
Total liabilities		3,612,899		3,636,290
Total equity and liabilities		20,407,558		20,450,125

Consolidated Condensed Interim Statement of Cash Flows

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Cash flows from operating activities
Income for the period	541,706	348,226	1,059,570	1,098,451
Adjustments for:
Depreciation and amortization	150,002	138,509	296,408	313,951
Bargain purchase gain	—	(2,211)	—	(2,211)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	8,650	170,610	18,527	170,610
Income tax accruals less payments	(36,660)	(84,340)	(90,793)	(113,562)
Equity in earnings (losses) of non-consolidated companies	(32,651)	82,519	(46,686)	34,340
Interest accruals less payments, net	(4,616)	(14,573)	(13,039)	(2,635)
Changes in provisions	628	(6,277)	(1,765)	(4,732)
Changes in working capital	26,499	285,066	250,316	275,518
Others, including net foreign exchange	19,589	17,672	21,609	52,448
Net cash provided by operating activities	673,147	935,201	1,494,147	1,822,178

Cash flows from investing activities
Capital expenditures	(135,454)	(161,318)	(309,292)	(333,415)
Changes in advances to suppliers of property, plant and equipment	(18,769)	(13,467)	(5,853)	(10,515)
Cash decrease due to deconsolidation of subsidiaries	(1,848)	—	(1,848)	—
Acquisition of subsidiaries, net of cash acquired	—	25,946	—	25,946
Loan to joint ventures	—	(1,391)	(1,359)	(2,745)
Proceeds from disposal of property, plant and equipment and intangible assets	56,829	723	57,729	6,135
Dividends received from non-consolidated companies	41,348	53,136	41,348	53,136
Changes in investments in securities	94,299	(277,085)	(131,337)	(1,036,752)
Net cash used in investing activities	36,405	(373,456)	(350,612)	(1,298,210)

Cash flows from financing activities
Dividends paid	(600,317)	(458,556)	(600,317)	(458,556)
Dividends paid to non-controlling interest in subsidiaries	(27,264)	—	(27,264)	—
Changes in non-controlling interests	—	(5)	—	1,115
Acquisition of treasury shares	(236,744)	(492,322)	(473,932)	(803,386)
Payments of lease liabilities	(15,392)	(16,614)	(30,047)	(33,382)
Proceeds from borrowings	128,874	365,149	476,443	1,195,096
Repayments of borrowings	(145,831)	(418,521)	(574,956)	(1,172,599)
Net cash used in financing activities	(896,674)	(1,020,869)	(1,230,073)	(1,271,712)

Decrease in cash and cash equivalents	(187,122)	(459,124)	(86,538)	(747,744)

Movement in cash and cash equivalents
At the beginning of the period	758,952	1,323,056	660,798	1,616,597
Effect of exchange rate changes	(338)	(15,237)	(2,768)	(20,158)
Decrease in cash and cash equivalents	(187,122)	(459,124)	(86,538)	(747,744)
At June 30,	571,492	848,695	571,492	848,695

Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals).

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Income for the period	541,706	348,226	1,059,570	1,098,451
Income tax charge	105,342	138,147	186,684	223,003
Equity in earnings (losses) of non-consolidated companies	(32,651)	82,519	(46,686)	34,340
Financial Results	(31,663)	(57,183)	(66,921)	(32,421)
Depreciation and amortization	150,002	138,509	296,408	313,951
EBITDA	732,736	650,218	1,429,055	1,637,324

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Net cash provided by operating activities	673,147	935,201	1,494,147	1,822,178
Capital expenditures	(135,454)	(161,318)	(309,292)	(333,415)
Free cash flow	537,693	773,883	1,184,855	1,488,763

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At June 30,
	2025	2024
Cash and cash equivalents	572,289	850,236
Other current investments	2,482,514	2,452,375
Non-current investments	1,002,523	1,120,834
Derivatives hedging borrowings and investments	(3,698)	—
Current borrowings	(319,919)	(559,517)
Non-current borrowings	(4,361)	(21,386)
Net cash / (debt)	3,729,348	3,842,542

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365.

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At June 30,
	2025	2024
Inventories	3,486,537	3,834,623
Trade receivables	1,892,116	2,185,425
Customer advances	(139,751)	(298,158)
Trade payables	(910,427)	(1,020,453)
Operating working capital	4,328,475	4,701,437
Annualized quarterly sales	12,342,688	13,286,708
Operating working capital days	128	129